Second Quarter Interim Report June 30, 2006
the evolution of expression

     report to shareholders

The second quarter of 2006 was a time of change at Zi Corporation. The dynamics of the global mobile phone market continued to change, we moved closer to solidifying important relationships with major carriers that could change the future revenue profile of the Company, and there were changes in our senior management. As the new President and Chief Executive Officer, I am committed to bringing our company a renewed sense of energy and urgency that I believe will allow us to grow and prosper and ultimately achieve sustained profitability.

Our first priority and number one goal is to significantly improve the future top- and bottom-line performance of the Company and I am confident that we will be successful in meeting that goal. I am also committed to providing our shareholders and the financial community improved visibility about our operations and the outlook for our future. Ultimately, this should provide you a better view of our successes, as well as the issues, challenges and many opportunities that could impact our future top- and bottom-line performance.

Our total revenues for the second quarter of 2006 were $2.7 million, compared to total revenues of $3.1 million for the second quarter of 2005. The 2005 second quarter included $0.2 million in revenue from our e-Learning business segment that was divested in the latter part of the 2006 first quarter. The remainder of the year-over-year decline in quarterly revenue was primarily due to decreases from two small and mid-sized original equipment manufacturers ("OEMs") that historically were significant sources of our revenue but that we believe are now losing market share to the wireless industry's largest OEMs where we have a limited but growing presence.

That brings up a key industry trend that is impacting us, as well as everyone else in the wireless and mobile phone industry. Historically, we have licensed our products to those smaller and mid-sized mobile phone OEMs, with an emphasis on Asian OEMs. But because of pressure by the carriers to reduce handset costs, a number of the smaller and mid-sized OEMs who have been our traditional customers have exited the mobile device business, resulting in an increase in the market share for the larger OEMs because of their ability to provide low cost, consumer-desirable devices. Suppliers to the OEMs, such as Zi Corporation, are faced with fewer customers and pressure to sell handset components at lower prices.

In response to this market change, we have shifted our sales focus for our predictive text products to the largest OEMs and we have had some early successes with such top-tier names as Nokia. On a customer by customer basis, new business from larger customer OEMs is for the most part replacing revenues lost from smaller customers. As a result of this industry shift, the quality of our revenue is improving.

Zi Corporation 2006 1

In the Decuma handwriting recognition product line, we have enjoyed success having licensed this technology to SonyEricsson, Motorola and video game providers. We see further successes in this area.

The net loss for the 2006 second quarter was $3.0 million, or a loss per basic and diluted share of $0.07, compared to a net loss of $0.2 million, or a loss of $0.00 per basic and diluted share in the prior year period, which included a $1.4 million gain from the settlement of litigation. Year-over-year increases in legal fees of $0.6 million, lower revenue from licensing and implementation fees of $0.3 million and higher selling, general and administrative expense due to accounting for stock options and bad debt expense represented the balance of the increased loss.

This year's second quarter results included $0.4 million in stock-based compensation expense to reflect the adoption of Statement of Financial Accounting Standards 123(R) ("SFAS 123(R)") in the current year. In last year's second quarter there was no stock-based compensation expense as SFAS 123(R) had not been adopted.

Under my leadership, we will also continue to invest in new product features and enhancements to software language databases, Qix™ our revolutionary search and service discovery engine and Decuma® software. As we have covered before, Qix is directed at mobile carriers on the basis that it can generate higher customer billings for the carrier by increasing the average revenue per user, or ARPU. Based on higher ARPUs, we believe the carriers will pay a higher price for Qix compared to our predictive text products.

Thanks to consumer market trials that have shown that remarkable ARPU increases for the carrier in the range of 30 percent are achievable, we believe we are very close to signing a major agreement for Qix. We also signed non disclosure agreements with two major carriers and one of the world's largest OEMs and are in confidential discussions with them for Qix.

Let me review some of the other highlights of the quarter:

  We launched our most advanced predictive text solution for China to-date – a new version of eZiText® that is the only one in the world with run-on phrase-level input for mobile devices – allowing users to type a phrase through Stroke, Pinyin or Zhuyin mode, even if a match cannot be found.

  As I noted earlier, we announced that Qix achieved a sustained 33 percent increase in ARPU with trial handsets in a pilot project for Virgin Mobile users in the UK. These better than anticipated performance results provide us with the very tool to bolster our marketing campaign for Qix.

  We launched Decuma for Arabic, the world's 5th largest language. Decuma Arabic is a personal and powerful pen-input solution featuring prediction.

  We announced the integration of eZiText predictive text software into Trolltech's Qtopia® application platform to enhance the power of today's mobile user interface and address the needs of the rapidly growing international market for Linux-based mobile devices.

  We continue to be buoyed by the response to our innovative predictive text products and Decuma handwriting recognition products from customers throughout the world.

  We also released 120 new handset models embedded with eZiText into the market in this year's second quarter. And for the first six months of this year, we released 170 new models into the market, which brings the total new models released at the end of the first six months of 2006 to 1,170, up more than 25 percent when compared to 930 at the end of the 2005 first six months.

These are all important accomplishments that speak directly to the importance of our technology as received in the marketplace, as well as new revenue streams that bode well for the future of Zi Corporation.

Finally, I'd like to add that even though our second quarter performance did not meet the levels we had hoped for, we remain very optimistic about Zi's future. First of all, in a very general sense, we have a superior predictive text technology that will continue to play an important role in a very large and still rapidly expanding global telecommunications market. And, second, we have several important transactions underway that we believe will provide impetus for the future and that will be an important part of the revenue growth that will return Zi Corporation to a solid financial footing.

Before I close, I'd like to note some of the changes in our senior management that occurred during the quarter. Richard Tingle was named Chairman of our Board of Directors and Michel Lobsinger, who was our former President, CEO and Chairman for more than 10 years, will remain on the board and serve as a consultant to management through the end of 2006. In addition, Dale Kearns, our Chief Financial Officer, will leave at the end of August to become the Chief Operating and Financial Officer of a software development company. We would like to thank Michael and Dale for all their contributions to Zi Corporation.

I'd like to again thank all of our shareholders for their continued support and I look forward to sharing with you the progress we make throughout the rest of 2006.

Sincerely,

(signed) "Milos Djokovic"
Milos Djokovic
President and Chief Executive Officer

2 Second Quarter Interim Report

     management's discussion and analysis of financial condition and results of operations

This discussion and analysis of financial condition and results of operations for the three and six month periods ended June 30, 2006, should be read in conjunction with the unaudited interim consolidated financial statements and related notes in this report.

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") has been prepared with reference to the Company's unaudited interim consolidated financial statements and notes which have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). All financial information herein is presented in United States of America dollars ("U.S. Dollars") except as otherwise indicated.

Forward Looking Information

This MD&A contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. You can identify these forward looking statements when you see us using words such as "expect", "anticipate", "estimate", "believe", "may", "potential", "intends", "plans" and other similar expressions or statements that an action, event or result "may", "could" or "should" be taken, occur or be achieved, or the negative thereof or other similar statements. These statements are only predictions and involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance, or achievements expressed or implied by these forward-looking statements. These factors include, among others, those listed in "Risk Factors" below.

Forward-looking statements are based on the beliefs, opinions and expectations of our management on the date the statements are made. Although we believe that the forward-looking statements presented in this document are reasonable, we do not guarantee that they accurately or completely predict, reflect or state future results, levels of activity, performance, achievements or occurrence and we do not assume responsibility for failure to do so. We do not promise to update forward-looking information to reflect actual results, new information, occurrence of future events, or changes in management's beliefs, opinions or expectations, except as required by law. No undue reliance should be placed on such forward-looking statements.

Overview

Zi Corporation (the "Company" or "Zi") is incorporated under the Business Corporations Act of Alberta. Zi Corporation is a global technology company that delivers intelligent interface solutions to enhance the user experience of wireless and consumer technologies. Zi's product innovations are available on a number of electronic devices, including mobile phones, hand-held computers, PDAs, gaming consoles, automotive systems and television set-top boxes. Zi solutions are designed to improve the usability of these devices and the applications on them, including SMS, MMS, e-mail and Internet browsing.

The Company provides device manufacturers and network operators with a full range of intuitive and easy-to-use solutions that include its new eZiType™ predictive keyboard with auto-correction, eZiText® for one-touch predictive text entry, eZiTap™ for intelligent multi-tap entry, Decuma® for natural handwriting recognition which now includes predictive text technology, and the Qix™ search and service discovery engine designed to enhance the user experience and drive client and network service usage and adoption. Zi's product portfolio now includes 54 language databases, representing languages spoken and written by two thirds of the world's population.

Zi's customer and alliance base is extensive with cellular handset manufacturing and gaming console customers from around the world, including Nokia, Sony, Sony Ericsson, Nintendo, Motorola, LG Electronics, Samsung, and Kyocera.

Zi signed important licensing agreements in 2005, including Sony Ericsson for its Smartphone offering and Motorola for the Company's Decuma product on Japanese handsets. The Company's newly developed Qix has completed the second phase of its first consumer trial project with Virgin Mobile and is awaiting the results. Zi has also further expanded into the gaming market with a licensing agreement with Nintendo.

Zi's core product, eZiText, is now pre-integrated on all major mobile operating systems and platform providers for smart phones including: S60, Symbian, Microsoft, Palm and BREW. Qix is integrated with the S60 and UIQ platforms.

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In early 2005, Zi acquired Decuma handwriting recognition and announced the Qix user application interface product to Zi's core predictive text solutions of eZiText and eZiTap. With this expanded portfolio of products, Zi is focused on making mobile devices smarter and easier to use with software products that simplify data entry and interaction on a communications device. The combination of the technologies is expected to further bolster Zi's competitive advantage and enable Zi to deliver an expanded suite of innovative products to customers.

In December 2005, the Company sold its Beijing Oztime Education Network Co. Ltd. ("Oztime'') and EnglishPractice Inc. ("EPI") subsidiaries to Archer Education Group, Inc. ("Archer"), resulting in Zi's control of Archer from December 2005 to February 2006, at which time Zi ceased to have control. Accordingly, the results of Archer were consolidated from December 2005 to February 2006, following which time the Company has used the equity method of accounting for its proportionate interest in Archer. Through its e-Learning business segment which consists of the equity investment in Archer, the Company is indirectly involved in e-Learning technology, content and customer service, as well as, educational content and distribution channels to offer learning management systems, interactive online courses and network education solutions to meet diverse client requirements. In addition, Archer provides personal and organizational teaching and learning through Canadian based schools.

The Company has historically licensed its products to manufacturers of mobile phones ("OEMs"), with an emphasis on Asian based OEMs. The sale of mobile handsets globally reflects significant year over year growth, however, OEM revenue growth in many cases has been offset by pressure to reduce the bill of materials cost so that consumers can avail themselves of a lower cost device. As a consequence of these factors, and others, the number of manufacturers declined as certain OEMs were unable to address intense competition, and, as such, are exiting the business. The larger OEMs are increasing their relative market share based on their ability to provide low cost, consumer-desirable devices. Suppliers to the OEMs, such as Zi, are faced with fewer customers and pressure to sell handset components at lower prices ("ASPs").

In response to the market shifts that are occurring, the Company is shifting its sales focus for its predictive text products to the largest OEMs. While the Company undertakes this shift, its revenues are experiencing relatively flat growth overall, although on a customer by customer basis, new business is for the most part replacing revenues lost from customers.

The Company is also shifting its focus through the development of new products. Zi's Qix application is directed at mobile carriers on the basis that it can generate higher customer billings for the carrier ("ARPU"). Based on higher ARPUs for the carriers, it is believed that the carriers will pay a higher ASP. The Company has achieved some success in the delivery of Qix to market. Consumer market trials have shown that ARPU increases for the carrier in the range of 30% were achieved. Based on this data the Company has been successful in attracting the attention of certain European and American carriers for this product.

Summary of Results of Operations

	Three months ended June 30,		Six months ended June 30,
(thousands except per share amounts) (unaudited)	2006	2005	2006	2005
Revenue	$2,684	$3,144	$6,381	$6,014
Gross margin	$2,593	$3,008	$6,174	$5,725
Net loss	$(3,031)	$(181)	$(5,316)	$(1,695)
Total assets	$15,331	$21,526	$15,331	$21,526
Net loss per share – basic and diluted	$(0.07)	$(0.00)	$(0.11)	$(0.04)
Outstanding shares, weighted average	46,369	46,237	46,321	46,038
Outstanding shares, end of period	46,676	46,239	46,676	46,239
All dollar amounts are in U.S. Dollars and in conformity with U.S. GAAP. This information should be read in conjunction with the Company's unaudited interim financial statements and notes.

Critical Accounting Policies and Estimates

The preparation of the Company's consolidated financial statements requires the use of estimates and judgments that affect its reported amount of assets, liabilities, revenues and expenses. On an ongoing basis, the Company evaluates its estimates, including those related to asset impairment, revenue recognition, contingencies and litigation. These estimates are based on information that is currently available to the Company and on various other assumptions that it believed to be reasonable under the circumstances. Actual results could vary from those estimates under different assumptions and conditions.

4 Second Quarter Interim Report

The Company has identified the following critical accounting policies that affect the more significant estimates and judgments used in preparation of its consolidated financial statements.

Going Concern Basis

These consolidated financial statements are prepared on a going concern basis, which assumes that the Company will be able to realize its assets at the amounts recorded and discharge its liabilities in the normal course of business in the foreseeable future. The Company has incurred operating losses and experienced net cash outflow on a recurring basis.

As at June 30, 2006, the Company had an accumulated deficit of $102,896,205, and for the six months then ended the Company incurred a loss of $5,315,590 and used cash in operating activities of $4,251,854. Continuing operations are dependent on the Company achieving profitable operations and being able to raise additional capital. These financial statements do not include any adjustments to the amounts and classifications of assets and liabilities that may be necessary should the Company be unable to raise additional capital and continue as a going concern. The Company can give no assurances that it will be successful in raising additional capital or achieving profitability.

Software Development Costs

All research and development costs are expensed as incurred except those that qualify under the Statement of Financial Accounting Standards ("SFAS") No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed". Research and development costs incurred prior to the establishment of the technological feasibility of a particular software project are expensed as incurred. Software development costs, including costs associated with coding and testing of project related software, are capitalized subsequent to when the technological feasibility of a project is established.

Capitalized costs are amortized commencing in the period of the product's commercial release. The determination of whether a project is technically feasible involves establishing, at a minimum, that the Company has a detailed, documented and consistent product and program design, including high risk development issues related to the project, with the necessary resources to complete the project. If a detailed program design is not used, technological feasibility will be established when a product design or working model of the software model, consistent with the product design, is complete and tested.

Revenue Recognition

The Company recognizes revenue when it is earned and realized in a manner consistent with interpretations in Staff Accounting Bulletin No. 104 of the U.S. Securities and Exchange Commission as further described in note 2 to the December 31, 2005 audited consolidated financial statements. Revenue from licensed software is recognized in accordance with Statement of Position ("SOP") 97-2, "Software Revenue Recognition".

Revenue from consulting and engineering services is recognized using the percentage of completion method, whereby revenue is recorded at the estimated realizable value of work completed to date and costs incurred to date are compared to total estimated contract costs to determine whether a loss will be realized. Amounts received in advance are recorded as deferred revenue. Estimated losses on contracts are recognized when they become known. Other product revenue recorded by the Company is mainly comprised of revenue for the e-Learning business segment and this revenue is recognized through the percentage of completion method as previously described.

Under software licensing arrangements, the Company recognizes revenues provided that: a license agreement has been signed and fees are non-refundable; the software and related documentation have been delivered; there are no uncertainties regarding customer acceptance; collection of the resulting receivable is deemed probable; the fees are fixed and determinable; and no other significant vendor obligations exist. Any revenue associated with contracts having multiple elements is deferred and recognized ratably over the period of the contract unless clear evidence exists with respect to the fair value of each separate element of the contract. Fair value for each separate element is evidenced by existing customer contracts which stipulate rates associated with separate yet similar services or deliverables. In addition, contracts involving significant modifications or customization of the software sold are accounted for under the guidelines of contract accounting.

Customer support revenues consist of revenue derived from contracts to provide post contract support, such as maintenance and service support, to license holders. The revenues are recognized ratably over the term of the contract.

Revenues from software licensing royalties related to the sale of the product in which the Company's technologies have been embedded are recorded as earned. Software licensing royalties are included in fees from licensing and implementation.

Zi Corporation 2006 5

Revenues from Oztime product contracts recorded in other product revenue are recognized using the percentage of completion method, whereby revenue is recorded at the estimated realizable value of work completed to date and costs incurred to date are compared to total estimated contract costs to determine whether a loss will be realized. Amounts received in advance are recorded as deferred revenue. Estimated losses on contracts are recognized when they become known. Other product revenue recorded by the Company is mainly comprised of revenue for the e-Learning business segment and this revenue is recognized through the percentage of completion method as previously described.

Revenues from Archer consist primarily of tuition and fees derived from courses taught in Archer's colleges, schools, and training centers. Revenues from tuition fees are recognized pro-rata (on a straight-line basis) on a monthly basis over the relevant period attended by the student of the applicable course or program. If a student withdraws from a course or program, the paid but unearned portion of the student's tuition is refunded. Refunds are calculated and paid in accordance with applicable provincial law and accrediting agency standards for refund policies. Textbook sales and other revenues are recognized as sales occur or services are performed and represent less than 10 percent of total revenues. Prepaid tuition is the portion of payments received but not earned and is reflected as a current liability in the accompanying consolidated balance sheets, as such, amounts are expected to be earned within the next year.

Stock-based Compensation Plan

The Company adopted SFAS 123(R), "Share Based Payment", effective January 1, 2006. This pronouncement requires companies to measure the cost of employee services received in exchange for an award of equity instruments (typically stock options) based on the grant-date fair value of the award. The fair value is estimated using option-pricing models. The resulting cost is recognized over the period during which an employee is required to provide service in exchange for the award, usually the vesting period. Prior to the adoption of SFAS 123(R), this accounting treatment was optional with pro forma disclosures required.

The adoption of SFAS 123(R) changes the accounting for stock options. SFAS 123(R) is effective for all stock option grants beginning January 1, 2006. For those stock option awards granted prior to January 1, 2006, but for which the vesting period is not complete, the modified prospective transition method permitted by SFAS 123(R) is used. Under this method, the Company accounts for such awards on a prospective basis, with expense being recognized in the consolidated financial statements beginning in the first quarter of 2006 using the grant-date fair values previously calculated for pro forma disclosures. The Company will recognize the related compensation cost not previously recognized in the pro forma disclosures over the remaining vesting period. Stock options typically vest in equal installments over a service period. Expense related to each portion of an option grant is recognized over the specific vesting period for those options.

The fair value of options is determined at the grant date using a Black-Scholes closed-form model valuation technique, which requires the Company to make several assumptions. The risk-free interest rate is based on the Canadian benchmark bond yield curve in effect for the expected term of the option at the time of grant. The dividend yield on common stock is assumed to be zero since the Company does not pay dividends and has no current plans to do so in the future. The market price volatility of common stock is based on the historical volatility of the Company's common stock over a time period equal to the expected term of the option and ending on the last date of the quarter in which the options were granted. The expected life of the options is based on the Company's historical experience for various categories of employees receiving stock option grants. The Company accounts for restricted stock units ("RSUs") in accordance with SFAS No. 123(R), and records the fair value of the RSU's equal to the market price on the date of grant with the related compensation expense recognized over the vesting period. SFAS No. 123(R) also requires that the excess tax benefits related to stock compensation be reported as a cash inflow from financing activities rather than as a reduction of taxes paid in cash from operations.

The Company has a stock-based compensation plan. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital. Compensation expense related to the exercise of stock options previously credited to additional paid in capital is credited to common stock. New common stock is issued upon exercise of stock options or RSUs.

Three Months Ended June 30, 2006

Revenue

Total revenue for the three months ended June 30, 2006, was $2.7 million, a decrease of 15 percent or $0.5 million compared to the second quarter revenue a year earlier.

More than half of the revenue decline is attributable to two customers that historically were significant sources of revenue. The Company believes these customers are losing market share to the largest OEM's, with whom, as a group, the Company has a limited presence. Other product revenue from e-Learning was nil for the quarter compared to $0.2 million a year earlier. The decrease in other product revenue was due to the deconsolidation of Archer, which was effective in the first quarter of 2006. All operating results of Archer are now accounted for using the equity method of accounting.

6 Second Quarter Interim Report

In this quarter, we earned royalties from 50 eZiText licensees compared to 57 in the same period a year earlier. In the three months ended June 30, 2006, 120 new handset models embedded with eZiText were released into the market, bringing the total as of that date to 1,170 compared to 930 a year earlier.

Gross margin on revenue was $2.6 million for the second quarter of 2006, a decrease of 14 percent from last year's level of $3.0 million. Gross margin this quarter increased slightly to 97 percent compared to 96 percent in the second quarter of the prior year due to the deconsolidation of the e-Learning business segment.

Operating Costs and Expenses

Selling, general and administrative expense ("SG&A") for the three months ended June 30, 2006, was $2.9 million compared to $2.3 million for the three months ended June 30, 2005. The increase of $0.6 million was partially due to the initial adoption of SFAS No. 123(R). During the second quarter of 2006, there were 1.2 million options issued to directors, senior managers and employees of the Company. As a result, $0.3 million of stock based compensation expense was recognized in SG&A, whereas in prior years this would not have been the case because SFAS No. 123(R) had not been adopted. During the quarter, the Company made provisions for doubtful accounts of $0.3 million. This allowance reflects, principally, the effective business discontinuance of two clients.

Product research and development costs relate principally to the development of new but not yet commercialized products and with respect to existing products: product and customer support; and the ongoing cost of development and enhancement of products. Product research and development expense for the three month period ended June 30, 2006, was $1.3 million as compared to $1.2 million in the same period a year earlier. In the three months ended June 30, 2006, gross expenditures on new product development before capitalization were $1.7 million reflecting the Company's development of new language database software and Qix. In the first three months of 2005, the Company's gross expenditure on product research and development was $1.3 million. The Company capitalized $0.4 million in the second quarter of 2006 as compared to $32,000 in the second quarter of 2005.

Legal costs for the three months ended June 30, 2006, were $0.8 million compared to $0.3 million for the three months ended June 30, 2005. The year over year legal cost increase was due, in part, to defense costs related to the University of Texas action against certain of the Company's clients and, to a lesser extent, costs pertaining to a major shareholder's activism. As discussed later, the Board of Regents of the University of Texas System filed proceedings against numerous manufacturers of cell phones (of which one of the remaining defendants is a customer of Zi in the U.S.) alleging that use of their products infringed a now expired U.S. patent. As well, during 2005 a significant shareholder of the Company commenced actions to appoint its nominees to the Board of Directors of the Company, using shares that were allegedly illegally acquired and not in accordance with Alberta law or regulatory rules.

Net loss was $3.0 million for the three month period ending June 30, 2006, compared to $0.2 million in the same period a year earlier. In the prior year a one-time gain of $1.4 million on the settlement of litigation reduced the Company's net loss. The net loss in the current period includes: $1.8 million operating loss from the Zi Technology business segment; $1.0 million loss for other corporate costs including public company operating costs; $0.2 million equity in the net loss of Archer's operations; and, income taxes related to our Chinese operations of $0.2 million. Compared to the same period a year earlier, the Zi Technology segment operating loss increased by $1.6 million. The increase in the Zi Technology operating loss was due primarily to the following: increased legal costs of $0.6 million, increased product research and development expense of $0.2 million, increased in SG&A expense of $0.5 million, and a lower gross margin of $0.3 million.

Six Months Ended June 30, 2006

Revenue

Total revenue for the six months ended June 30, 2006, was $6.4 million, an increase of six percent or $0.4 million compared to the six months ended June 30, 2005. Revenue from Zi Technology and its text input applications was $5.8 million compared to $5.6 million for the same period a year ago. The principal reason for the revenue increase was the licensing of the Company's product to the makers and developers of electronic games and consoles. This increase, however, was offset by a decline in revenue for two customers that historically were significant sources of revenue. The Company believes these customers are losing market share to the largest OEMs, with whom, as a group, the Company has a limited presence. Other product revenue from e-Learning was $0.6 million for the six months ended June 30, 2006, compared to $0.4 million a year earlier. The increase in other product revenue is principally due to the operations of the recently acquired Archer, which was consolidated with the Company from January 2006 to February 2006.

In the six month period ended June 30, 2006, we earned royalties from 61 eZiText licensees compared to 59 in the same period a year earlier. In the six months ended June 30, 2006, 170 new handset models embedded with eZiText were released into the market, bringing the total as of that date to 1,170 compared to 930 a year earlier.

Zi Corporation 2006 7

Gross margin on revenue was $6.2 million for the six months ended June 30, 2006, an increase of eight percent from last year's level of $5.7 million. Gross margin in the six months increased to 97 percent of revenue compared to 95 percent in the same period a year earlier. The increase in gross margin was principally due to the licensing of the Company's product to the makers and developers of electronic games and consoles and the deconsolidation of the e-Learning business segment.

Operating Costs and Expenses

SG&A expense for the six months ended June 30, 2006, was $6.0 million compared to $5.1 million for the six months ended June 30, 2005. The increase of $0.9 million is primarily due to the operations of Archer, which accounts for $0.6 million of the increase. However, this increase is offset by the deconsolidation of the e-Learning business segment in the first quarter which reduced SG&A in the second quarter by $0.3 million. The remaining increase in SG&A, after adjusting for the effects of Archer and the deconsolidation, is due to the following: the initial adoption of SFAS No. 123(R) and recognizing $0.3 million of stock based compensation expense, which in prior years would not have been the case as SFAS No. 123(R) had not been adopted; and, provisions made for doubtful accounts of $0.3 million.

Product research and development expense for the six month period ended June 30, 2006, was $2.5 million as compared to $2.2 million in the same period a year earlier. In the six months ended June 30, 2006, gross expenditures on new product development before capitalization were $3.3 million reflecting the Company's development of new language database software and Qix. In the first six months of 2005, the Company's gross expenditure on product research and development was $2.6 million. The Company capitalized $0.8 million in the first six months of 2006 as compared to $0.4 million in the first six months of 2005.

Legal costs for the six months ended June 30, 2006 were $1.7 million compared to $0.5 million for the six months ended June 30, 2005. The year over year legal cost increase was due, in part, to defense costs related to the University of Texas action against certain of the Company's clients and costs pertaining to a major shareholder's activism, as discussed above in the three months Operating Costs and Expenses.

Net loss was $5.3 million for the six month period ending June 30, 2006, compared to $1.7 million in the same period a year earlier. In the prior year a one-time gain of $1.4 million on the settlement of litigation reduced the Company's net loss. The net loss in the current period includes: $2.3 million operating loss from the Zi Technology business segment; $0.4 million loss from the e-Learning business segment; $2.0 million loss for other corporate costs including public company operating costs; $0.2 million equity in the net loss of Archer's operations; and, income taxes related to our Chinese operations of $0.5 million. Compared to the same period a year earlier, the Zi Technology segment operating loss increased by $1.5 million from $0.8 million. The increase in Zi Technology operating loss was due primarily to the following: increased legal costs of $1.1 million, increased product research and development expense of $0.5 million, offset by a higher gross margin of $0.1 million.

Liquidity and Capital Resources

At June 30, 2006, Zi had cash and cash equivalents of $4.7 million. The objective of Zi's investment policy for funds is to preserve capital and maintain short-term liquidity while earning reasonable investment returns.

During the past three years, our cash requirements have been met through revenues from operations, proceeds from issuance of common shares through private placements and the exercise of common share purchase warrants and options.

During the three months ended June 30, 2006, the Company had net cash outflow of $3.0 million primarily represented by: a net loss of $3.0 million; $0.6 million in deferred development costs and capital asset additions; $0.3 million in changes in restricted cash; offset by $0.2 million equity in the net loss of Archer's operations and by non-cash items of $0.7 million, which includes depreciation and compensation expense.

During the six months ended June 30, 2006, the Company had net cash outflow of $6.8 million primarily represented by: a net loss of $5.3 million; $0.4 million in changes in non-cash working capital; $1.0 million in deferred development costs and capital asset additions; $0.1 million from a note receivable issued to a related party; $0.1 million in the elimination of bank indebtedness; $0.1 million as a result of the dilution of the Company's investment in Archer; $1.1 million in changes in restricted cash; $0.1 million from other deferred charges and the effects of exchange rate changes on cash and cash equivalents; offset by $0.2 million equity in the net loss of Archer's operations; and, non-cash items of $1.2 million, which includes depreciation and compensation expense.

8 Second Quarter Interim Report

Cash flow applied to operations in the three months ended June 30, 2006, was $2.1 million as compared to $2.5 million for the same period in 2005. The net increase of $0.4 million in cash flow applied to operations between the two quarters is primarily represented by: increased SG&A costs of $0.6 million; increased litigation and legal of $0.6 million; a decrease in gross margin of $0.4 million; a decrease of $1.4 million from the gain on the settlement of the litigation against prior legal counsel that was recognized in 2005; offset by a decrease in non-cash working capital of $2.6 million; a decrease in income tax expense from the operations of Zi's subsidiary in China of $0.2 million; non-cash items of $0.5 million, which includes depreciation and compensation expense, and other items of $0.1 million.

Cash flow applied to operations for the first six months of 2006 was $4.3 million as compared to $0.6 million for the same period in 2005. The net increase of $3.7 million in cash flow applied to operations between the two periods is primarily represented by; increased SG&A costs of $0.9 million (the 2005 comparative period costs do not include SG&A costs associated with Archer); increased litigation and legal of $1.2 million; increased product research and development expense of $0.3 million; income tax expense from the operations of Zi's subsidiary in China of $0.2 million; a decrease of $1.4 million from the gain on the settlement of the litigation against prior legal counsel that was recognized in 2005; an increase non-cash working capital of $0.9 million; offset by an increase in gross margin of $0.5 million; and, non-cash items of $0.7 million, which includes depreciation and compensation expense.

At current revenue and expense levels, the Company may not be able to fund its continued operations and meet its current obligations without additional capital.

Litigation/Indemnification

Commencing on March 11, 2005, the Board of Regents of the University of Texas System filed federal lawsuits against numerous alleged infringers of U.S. Patent No. 4,674,112 in the U.S. District Court for the Western District of Texas, Austin Division, including certain of the Company's licensees. The Company is not named in any of the actions. Zi has not assumed any liability for indemnity pursuant to its customer license agreements, or at all. The Company has, however, assumed the defense of this claim on behalf of its customers. The action is ongoing and will result in the Company, at its will, incurring defense costs on behalf of its named clients.

On November 18, 2005, the former President and Chief Executive Officer of the Company (the "Plaintiff") filed a wrongful termination lawsuit against the Company in the Court of Queen's Bench of Alberta, Judicial District of Calgary. The Plaintiff was the President and Chief Executive Officer of Zi for the period from July 23, 2003 to May 26, 2005, when he submitted his resignation. On December 9, 2005, the Company filed its Statement of Defense and Counterclaim, denying the Plaintiff's claims. In March 2006, the Company settled with the Plaintiff, consistent with the terms of his employment contract. The Company had accrued sufficient settlement costs related to this lawsuit as of December 31, 2005.

From time to time, the Company is involved in other claims in the normal course of business. Management assesses such claims and where it is not probable to result in a material exposure and where the amount of the claim is quantifiable, provisions for loss are made based on management's assessment of the likely outcome. The Company does not provide for claims that are unlikely to result in a significant loss, claims for which the outcome is not determinable or claims where the amount of the loss cannot be reasonably estimated. Any settlements or awards under such claims are provided for when reasonably determinable.

Although we do not anticipate or foresee at this time any new intellectual proceedings being instigated by other parties against us or by us against other parties, there is no assurance that our legal costs or legal actions will significantly diminish in the future. We do not view the legal expenses on the current legal actions and indemnities as being of a recurring nature and anticipate that these legal matters will eventually come to a resolution; however, our legal costs in respect of these actions may increase or maintain current levels if any judgment or determination is appealed or otherwise progresses though the legal process. Moreover, given the extremely competitive nature of our eZiText business and the wide scope of intellectual property covering the text input space, there can be no assurance that in the future, we, or any of our licensees, will not be continually subject to allegations concerning the status or validity of our intellectual property.

Zi Corporation 2006 9

Risk Factors

Important risk factors that could cause actual results, performance or achievements to be materially different from those expressed or implied by these forward-looking statements include:

  our history of operating losses and uncertainty of future profitability;

  the potential inability to raise additional capital to support our operations and future growth;

  uncertainty as to the degree of and continuing market acceptance of our products and services;

  uncertainties relating to product development;

  risks associated with the number, amount and timing of new product introductions;

  our products may contain defects that could be costly to fix, damage our reputation and expose us to litigation;

  uncertainty regarding patents, proprietary rights and software piracy;

  variability in customer demand;

  fluctuations in quarterly results could negatively affect our financial results;

  our dependence on third party performance under marketing and licensing arrangements;

  risks associated with the contingent nature of continued performance under major sales contracts;

  rapid technological change and competition;

  uncertainty regarding the pricing, reporting and collection of accounts;

  uncertainties related to dependence on third-party suppliers;

  risks associated with dependence on sales in foreign countries;

  the potential for adverse developments in pending litigation;

  risks related to indemnity claims from third parties;

  risks associated with the terms of settlement agreement and permanent injunction in respect of a U.S. patent infringement lawsuit;

  fluctuations in foreign exchange rates;

  uncertainties associated with changes in government policy and regulation, particularly in the Peoples Republic of China;

  adverse changes in general political, economic, business, regulatory and legal conditions in any of the countries in which we do business;

  changes in our size and structure;

  risks associated with mergers, acquisitions and dispositions;

  risks of dilutive future financings;

  the effectiveness of our management and our strategic relationships;

  unable to attract and retain key personnel;

  investment risks associated with our e-Learning investments;

  the negative publicity generated by the Lancer proceedings or general market concerns about the possible actions by the receiver with respect to portfolio securities held by Lancer;

  other risks and uncertainties that may be disclosed in the Company's various corporate disclosure documents from time to time; and,

  other risk factors detailed from time to time in the Company's periodic reports filed with the US Securities and Exchange Commission and other regulatory authorities
10 Second Quarter Interim Report

     consolidated balance sheets

	June 30, 2006	December 31, 2005
(All amounts in United States of America dollars except share amounts)	(unaudited)	Restated –
		see note 3
Assets
Current assets
Cash and cash equivalents	$4,702,567	$11,509,321
Restricted cash	1,747,702	648,119
Accounts receivable, net of allowance of $737,137 (2005 – $426,697)	2,781,015	4,579,966
Accounts receivable from related party	2,059	–
Note receivable from related party (note 4)	125,000	–
Work-in-progress and inventory	–	13,897
Prepayments and deposits	713,337	607,375
Total current assets	10,071,680	17,358,678
Capital assets – net (note 5)	1,110,455	1,210,947
Intangible assets – net (note 6)	3,811,577	3,834,880
Investment in significantly influenced company (notes 4 and 8)	337,360	–
	$15,331,072	$22,404,505
Liabilities and shareholders' equity
Current liabilities
Bank indebtedness	$–	$106,650
Accounts payable and accrued liabilities (note 12)	3,356,790	4,547,725
Deferred revenue	2,596,249	4,185,341
Current portion of other long-term liabilities	64,329	64,927
Total current liabilities	6,017,368	8,904,643
Notes payable	–	147,678
Other long-term liabilities	–	30,530
	6,017,368	9,082,851
Contingent liabilities and guarantees (note 10)

Shareholders' equity
Share capital (note 7)
Unlimited number of Class A, 9% convertible, preferred shares authorized and no shares issued or outstanding	–	–
Unlimited number of common shares, no par value, authorized, 46,676,130 (2005 – 46,272,568) issued and outstanding	110,612,705	109,365,824
Additional paid-in capital	1,838,765	2,114,190
Accumulated deficit	(102,896,205)	(97,580,615)
Accumulated other comprehensive loss	(241,561)	(577,745)
	9,313,704	13,321,654
	$15,331,072	$22,404,505
See accompanying notes to consolidated financial statements.

Zi Corporation 2006 11

     consolidated statements of loss

	Three Months Ended June 30,		Six Months Ended June 30,
(All amounts in United States of America dollars except share amounts)
(unaudited)	2006	2005	2006	2005
Revenue
License and implementation fees	$2,683,912	$2,937,341	$5,825,798	$5,629,728
Other product revenue	–	206,922	555,523	384,596
	2,683,912	3,144,263	6,381,321	6,014,324
Cost of sales
License and implementation fees	91,041	70,669	184,228	134,040
Other product costs	–	65,691	22,696	155,555
	91,041	136,360	206,924	289,595
Gross margin	2,592,871	3,007,903	6,174,397	5,724,729
Operating expenses
Selling general and administrative	(2,898,073)	(2,307,285)	(5,998,003)	(5,144,084)
Litigation and legal (note 10)	(826,178)	(264,839)	(1,692,027)	(504,227)
Product research and development	(1,277,317)	(1,239,041)	(2,526,917)	(2,230,542)
Depreciation and amortization	(353,107)	(284,602)	(669,142)	(552,456)
Gain on settlement of litigation (note 10)	–	1,415,616	–	1,415,616
Impairment of note receivable (note 8)	–	(250,000)	–	(250,000)
Operating loss before undernoted	(2,761,804)	77,752	(4,711,692)	(1,540,964)
Interest on capital lease obligation	(191)	(2,989)	(527)	(3,924)
Other interest expense	(12)	–	(54)	(273)
Interest and other income	70,500	75,202	175,461	181,018
Loss before income taxes	(2,691,507)	149,965	(4,536,812)	(1,364,143)
Equity interest in loss of significantly influenced company (note 8)	(176,366)	–	(245,268)	–
Income taxes (note 9)	(163,196)	(330,809)	(533,510)	(330,809)
Net loss	$(3,031,069)	$(180,844)	$(5,315,590)	$(1,694,952)
Basic and diluted loss per share (note 12)	$(0.07)	$(0.00)	$(0.11)	$(0.04)
Weighted average common shares – basic and diluted	46,368,622	46,237,322	46,320,860	46,038,432
Common shares outstanding, end of period	46,676,130	46,239,168	46,676,130	46,239,168
See accompanying notes to consolidated financial statements.

12 Second Quarter Interim Report

     consolidated statements of cash flow

	Three Months Ended June 30,		Six Months Ended June 30,
(All amounts in United States of America dollars) (unaudited)	2006	2005	2006	2005
Net cash flow from (used in) operating activities:
Net loss	$(3,031,069)	$(180,844)	$(5,315,590)	$(1,694,952)
Items not affecting cash:
Loss on dispositions of capital assets	959	1,650	3,091	2,166
Depreciation and amortization	359,699	285,296	682,523	562,576
Non-cash compensation expense	390,795	–	533,492	–
Equity interest in loss of significantly
influenced company (note 8)	176,366	–	245,268	–
Decrease (increase) in non-cash working capital (note 12)	(26,522)	(2,582,228)	(400,638)	531,302
Cash flow used in operating activities	(2,129,772)	(2,476,126)	(4,251,854)	(598,908)
Cash flow from (used in) financing activities:
Proceeds from issuance of common shares net of issuance costs	–	39,719	–	2,244,852
Payment of bank indebtedness	–	–	(106,650)	–
Payment of capital lease obligations	(981)	(3,965)	(4,841)	(10,057)
Cash flow from (used in) financing activities	(981)	35,754	(111,491)	2,234,795
Cash flow from (used in) investing activities:
Purchase of capital assets	(162,960)	(79,630)	(226,571)	(119,271)
Software development costs	(422,279)	(32,257)	(775,249)	(357,566)
Other deferred costs	(11,633)	(91,068)	(26,287)	(105,734)
Acquisition of subsidiaries	–	–	–	(458,466)
Note receivable from related party	–	–	(125,000)	–
Disposition of subsidiaries	(4,321)	–	(143,407)	–
Changes in restricted cash	(280,942)	(123,814)	(1,099,583)	(527,854)
Cash flow used in investing activities	(882,135)	(326,769)	(2,396,097)	(1,568,891)
Effect of foreign exchange rate changes
on cash and cash equivalents	(29,548)	(107,562)	(47,312)	(351,510)
Net cash outflow	(3,042,436)	(2,874,703)	(6,806,754)	(284,514)
Cash and cash equivalents, beginning of period	7,745,003	14,716,478	11,509,321	12,126,289
Cash and cash equivalents, end of period	$4,702,567	$11,841,775	$4,702,567	$11,841,775

Components of cash and cash equivalents
Cash	$1,308,154	$2,014,943	$1,308,154	$2,014,943
Cash equivalents	$3,394,413	$9,826,832	$3,394,413	$9,826,832
Supplemental cash flow information
Cash paid for interest	$203	$2,989	$581	$4,197
Cash paid for income taxes	$206,586	$–	$384,421	$–
See accompanying notes to consolidated financial statements.

Zi Corporation 2006 13

     notes to the consolidated financial statements
                        For the three and six months ended June 30, 2006 and 2005
                        (All amounts expressed in United States of America dollars except share amounts) (unaudited)

1. Nature of Operations

Zi Corporation (the "Company" or "Zi") is incorporated under the Business Corporations Act of Alberta. Zi develops software designed to enhance the usability of mobile and consumer electronic devices. On January 26, 2005, the Company purchased the assets of Decuma AB ("Decuma"), a Swedish company specializing in developing and marketing handwriting recognition software. The handwriting recognition software created by Decuma, with its patented Geometrical Invariant Technology ("GIT"), has the ability to recognize an individual's unique writing style. Through its e-Learning business segment which includes equity investments in Archer Education Group Inc. ("Archer") and previously Magic Lantern Group, Inc. ("MLG"), the Company is indirectly involved in e-Learning technology, content and customer service, educational content and distribution channels to offer learning management systems and interactive online courses and network education solutions to meet diverse client requirements. Archer also provides personal and organizational teaching and learning through Canadian based schools.

2. Going Concern Basis of Presentation

These consolidated financial statements are prepared on a going concern basis, which assumes that the Company will be able to realize its assets at the amounts recorded and discharge its liabilities in the normal course of business in the foreseeable future. The Company has incurred operating losses and experienced net cash outflow on a recurring basis.

As at June 30, 2006, the Company had an accumulated deficit of $102,896,205, and for the six months then ended the Company incurred a loss of $5,315,590 and used cash in operating activities of $4,251,854. Continuing operations are dependent on the Company achieving profitable operations and being able to raise additional capital. These financial statements do not include any adjustments to the amounts and classifications of assets and liabilities that may be necessary should the Company be unable to raise additional capital and continue as a going concern. The Company can give no assurances that it will be successful in raising additional capital or achieving profitability.

3. Significant Accounting Policies

The accompanying consolidated financial statements are prepared by management in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The accounting policies used in preparing these interim consolidated financial statements are consistent with those used in the preparation of the 2005 annual consolidated financial statements, however, they do not include all disclosures normally provided in annual consolidated financial statements and should be read in conjunction with the 2005 annual consolidated financial statements. In management's opinion, the unaudited consolidated financial statements include all adjustments necessary to present fairly such information. Interim results are not necessarily indicative of the results expected for the fiscal year.

Restatement of income tax expense

For the year ended December 31, 2004, the Company's income tax expense has been restated to reflect actual income tax expense for a previously understated liability. According to the Peoples Republic of China ("PRC") taxation law, those Foreign Investment Entities ("FIE") established in China that are involved in "productive" activities are entitled to tax holidays and tax reductions. These FIE tax benefits include a two-year tax holiday followed by a 50 percent reduction of the otherwise applicable tax rate for the following three years. Our Chinese subsidiary, Huayu Zi Software Technology (Beijing) Co. Ltd. ("Huayu Zi") had been categorized as a productive-type FIE in all of its PRC statutory filings, including its routine filings to tax authorities and we believed it was entitled to the tax holiday and tax rate reductions.

PRC tax authorities tightened the scope of FIE tax incentives and narrowed the tax holiday and reduction entitlement to those entities engaged in productive activities or engaged in "encouraged" industries. Changes to the operations of Huayu Zi in 2004 resulted in decreases in its research and development spending and revenues generated from productive activities (as defined under the FIE guidelines) which were below the stipulated levels required to qualify as a FIE eligible for the tax holidays and reductions. As a result, the Company should have recorded an increase in the income tax liability and expense of $336,161 for the year ended December 31, 2004. The Company previously disclosed in its consolidated financial statements for the year ended December 31, 2004, a contingent liability of $166,871 for 2004 income tax.

The accumulated deficit as at December 31, 2005, previously reported as $97,244,454, has been restated to $97,580,615 to show the effect of the restatement of the 2004 income tax expense.

14 Second Quarter Interim Report

notes to the consolidated financial statements
For the three and six months ended June 30, 2006 and 2005
(All amounts expressed in United States of America dollars except share amounts) (unaudited)

Comprehensive income (loss)

Comprehensive income (loss) is defined as the change in net assets of a business enterprise during a period from transactions and other events and circumstances from non-owner sources, and includes all changes in equity during a period except those resulting from investment by owners and distributions to owners. Comprehensive income (loss) includes foreign currency translation adjustments. The Company's total comprehensive income (loss) was as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2006	2005	2006	2005
Other comprehensive income (loss)
Foreign currency gain (loss)	$171,177	$(107,562)	$336,184	$(351,510)
Other comprehensive income (loss)	171,177	(107,562)	336,184	(351,510)
Net loss for the period	(3,031,069)	(180,844)	(5,315,590)	(1,694,952)
Comprehensive net loss for the period	$(2,859,892)	$(288,406)	$(4,979,406)	$(2,046,462)

Gains on issuance of stock by subsidiaries

At the time a subsidiary sells its stock to unrelated parties at a price in excess of its book value, the Company's net investment in that subsidiary increases. If at that time, the subsidiary is not a newly formed, non-operating entity, nor a research and development, start-up or development stage company, nor is there a question as to the subsidiary's ability to continue in existence, the Company records the dilution gain in the consolidated statements of loss. Otherwise, the increase is reflected in "additional paid-in capital" in the Company's consolidated statements of shareholders' equity.

Stock-based compensation plan

The Company adopted SFAS 123(R) "Share Based Payment", effective January 1, 2006. This pronouncement requires companies to measure the cost of employee services received in exchange for an award of equity instruments (typically stock options) based on the grant-date fair value of the award. The fair value is estimated using option-pricing models. The resulting cost is recognized over the period during which an employee is required to provide service in exchange for the award, usually the vesting period. Prior to the adoption of SFAS 123(R), this accounting treatment was optional with pro forma disclosures required.

The adoption of SFAS 123(R) changes the accounting for stock options. SFAS 123(R) is effective for all stock options grant beginning January 1, 2006. For those stock option awards granted prior to January 1, 2006, but for which the vesting period is not complete, the modified prospective transition method permitted by SFAS 123(R) is used. Under this method, the Company accounts for such awards on a prospective basis, with expense being recognized in the consolidated financial statements beginning in the first quarter of 2006 using the grant-date fair values previously calculated for pro forma disclosures. The Company will recognize the related compensation cost not previously recognized in the pro forma disclosures over the remaining vesting period. Stock options typically vest in equal installments over a service period. Expense related to each portion of an option grant is recognized over the specific vesting period for those options.

The fair value of options is determined at the grant date using a Black-Scholes closed-form model valuation technique, which requires the Company to make several assumptions. The risk-free interest rate is based on the Canadian benchmark bond yield curve in effect for the expected term of the option at the time of grant. The dividend yield on common stock is assumed to be zero since the Company does not pay dividends and has no current plans to do so in the future. The market price volatility of common stock is based on the historical volatility of the Company's common stock over a time period equal to the expected term of the option and ending on the last date of the quarter in which the options were granted. The expected life of the options is based on the Company's historical experience for various categories of employees receiving stock option grants. The Company accounts for RSU's in accordance with SFAS No. 123(R), and records the fair value of the RSU's equal to the market price on the date of grant with the related compensation expense recognized over the vesting period. SFAS No. 123(R) also requires that the excess tax benefits related to stock compensation be reported as a cash inflow from financing activities rather than as a reduction of taxes paid in cash from operations.

The Company has a stock-based compensation plan, which is described in note 7. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital. Compensation expense related to the exercise of stock options previously credited to additional paid-in capital is credited to common stock. New common stock is issued upon exercise of stock options or RSU's.

Zi Corporation 2006 15

notes to the consolidated financial statements
For the three and six months ended June 30, 2006 and 2005
(All amounts expressed in United States of America dollars except share amounts) (unaudited)

Under SFAS No. 123, as amended by SFAS No. 148, "Accounting for Stock-based Compensation – Transition and Disclosure, an Amendment of FASB Statement No. 123", companies that elect a method other than the fair value method of accounting are required to disclose pro forma net loss and loss per share information, using an option pricing model such as the Black-Scholes model, as if the fair value method of accounting had been used. Had compensation cost for the Company's employee stock option plan been determined by this method, Zi's net loss and loss per share would have been as follows:

	Three months ended	Six months ended
	June 30, 2005	June 30, 2005
Net loss:
As reported	$(180,844)	$(1,694,952)
Stock compensation expense	(1,135,927)	(1,987,239)
Pro forma net loss	(1,316,771)	(3,682,191)
Net loss per common share:
As reported, basic and diluted	$(0.00)	$(0.04)
Stock compensation expense, basic and diluted	(0.02)	(0.04)
Pro forma, basic and diluted	$(0.03)	$(0.08)
Stock options and RSU's issued during the period	404,500	579,375
Weighted average fair value of stock options granted during the period	$2.24	$2.57

	Three months ended	Six months ended
	June 30, 2005	June 30, 2005
Risk free interest rate	3.31%	3.25%
Expected term in years	3.98	3.55
Expected dividend yield	0%	0%
Expected volatility	116%	115%

Restricted cash

At June 30, 2006, the Company held the U.S. dollar equivalent of $1,747,702 (December 31, 2005 – $648,119) in Chinese Renminbis through its principal Chinese subsidiary. Due to Chinese government regulations pertaining to the capitalization of Chinese companies, these funds are available to fund the day-to-day operations of the Company's various Chinese subsidiaries and are not expected to be available to fund the non-Chinese operations of the Company in the foreseeable future.

At June 30, 2006 and December 31, 2005, the Company has classified these funds as restricted cash. The revision in classification to restricted cash of $648,119, previously reflected in cash and cash equivalents at December 31, 2005, and the corresponding adjustment to the accompanying Consolidated Statement of Cash Flows for the three and six month periods ended June 30, 2005, includes changes in restricted cash in investing activities and does not affect previously reported cash flows from operations or from financing activities in the Company's previously reported Consolidated Statements of Cash Flows, or its previously reported Consolidated Statements of Loss for any period.

Recent accounting pronouncements

In September 2005, the Financial Accounting Standards Board ("FASB") issued a Proposed Statement of Financial Accounting Standards ("SFAS") which amends SFAS No. 128, "Earnings per Share". The proposed statement would be effective in the second quarter of 2006 and is intended to clarify guidance on the computation of earnings per share for certain items such as mandatorily convertible instruments, the treasury stock method, and contingently issuable shares. The Company has evaluated the proposed statement as presently drafted and has determined that if adopted in its current form it would not have a significant impact on the computation of the Company's earnings per share.

In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments – an amendment of SFAS No. 133 and 140", which is effective for fiscal years beginning after September 15, 2006. The statement was issued to clarify the application of SFAS No. 133 to beneficial interests in securitized financial assets and to improve the consistency of accounting for similar financial instruments, regardless of the form of the instruments. The Company is currently evaluating the new statement to determine the potential impact, if any, this would have on the Company's financial results.

16 Second Quarter Interim Report

notes to the consolidated financial statements
For the three and six months ended June 30, 2006 and 2005
(All amounts expressed in United States of America dollars except share amounts) (unaudited)

In February 2006, the FASB issued Staff Position No. FAS 123(R)-4, "Classification of Options and Similar Instruments Issued as Employee Compensation That Allow for Cash Settlement upon the Occurrence of a Contingent Event" ("FSP 123R-4"). FSP 123R-4 amends SFAS 123(R) to incorporate that a cash settlement feature that can be exercised only upon the occurrence of a contingent event that is outside the employee's control does not meet certain conditions in SFAS 123(R) until it becomes probable that the event will occur. The guidance in this FASB Staff Position was applied as part of our adoption of SFAS 123(R), effective January 1, 2006, and did not have a significant impact on the Company's financial results.

In March 2006, the FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets – an amendment of SFAS No. 140", which is effective for fiscal years beginning after September 15, 2006. This statement was issued to simplify the accounting for servicing rights and to reduce the volatility that results from using different measurement attributes. The Company is currently evaluating the new statement to determine the potential impact, if any, this would have on the Company's financial results.

In June 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes (an interpretation of FASB Statement No. 109)", which is effective for fiscal years beginning after December 15, 2006 with earlier adoption encouraged. This interpretation was issued to clarify the accounting for uncertainty in income taxes recognized in the financial statements by prescribing a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Company is currently evaluating the new statement to determine the potential impact, if any, this would have on the Company's financial results.

In June 2006, Emerging Issues Task Force Issue 06-3 "How Taxes Collected from Customers and Remitted to Governmental Authorities should be Presented in the Income Statement (That is, Gross versus Net Presentation)" ("EITF 06-3") was issued, which is effective for interim and annual reporting periods beginning after December 15, 2006. EITF 06-3 addresses which taxes assessed by a Government Authority should be considered and how these taxes should be presented in the income statement – i.e., gross versus net. The Company has evaluated the EITF and has determined that adopting it will not have a significant impact on the Company's consolidated operations and financial condition.

4. Acquisition and Disposition of Archer Education Group Inc.

Archer was incorporated in February 2005 for the purpose of acquiring a number of educational learning institutions in Canada. Prior to the completion of the Archer acquisition of Beijing Oztime Education & Network Co. Ltd. ("Oztime") and EnglishPractice Inc. ("EPI"), Zi held 24.9 percent of Archer's shares, acquired through share subscription agreements in 2005. Consequently, Zi is a related party to Archer.

The Company's ownership of Archer shares resulted primarily from the sale of its Oztime and EPI subsidiaries to Archer. At December 31, 2005, the Company held 53.2 percent of the outstanding shares of Archer. As a result of certain third party Archer share subscription agreements that did not close until the first quarter of 2006, Zi has accounted for its investment in Archer as a purchase under the purchase method of accounting. Zi included Archer's results from December 21, 2005 (the date of acquisition) to December 31, 2005, and its assets and liabilities, net of minority interest at December 31, 2005.

Under the sale agreements, Zi received 6,140,000 shares of Archer, including contingent consideration of 1,000,000 shares placed in escrow and a $125,000 note receivable. The release of the escrowed shares is subject to performance criteria requiring revenues earned through Oztime related operations, from the date of purchase to December 31, 2006, be $2,950,000 or more. The Company determined there was uncertainty that Oztime's revenues related to its operations would achieve the performance criteria and as such the contingent consideration was not considered as part of the sale proceeds.

Through private placements of Archer's common shares to February 28, 2006, Zi's interest in Archer was diluted to 49.9 percent. The Company has deconsolidated the results of Archer as of March 1, 2006, since it no longer absorbs a majority of the entities expected losses or residual returns, in the case of a variable interest entity, and no longer has the ability to exert control over this subsidiary. The Company has accounted for its proportionate share of Archer's net loss at June 30, 2006, using the equity method. Through a further private placement of Archer's common shares on March 6, 2006, the Company's ownership of Archer was diluted to 45.2 percent. As the price of the shares issued by Archer is in excess of the book value of the underlying share, the Company's net investment in Archer increases. As Archer is a newly formed, operating entity that is a start-up company, and there is a history of operating losses, the Company has recorded the dilution gain in "additional paid-in capital" in the Company's consolidated statements of shareholders' equity.

Zi Corporation 2006 17

notes to the consolidated financial statements
For the three and six months ended June 30, 2006 and 2005
(All amounts expressed in United States of America dollars except share amounts) (unaudited)

5. Capital Assets

		Accumulated	Net book
	Cost	amortization	value
June 30, 2006
Computer and office equipment	$3,337,768	$2,381,847	$955,921
Leasehold improvements	587,263	432,729	154,534
	$3,925,031	$2,814,576	$1,110,455
December 31, 2005
Computer and office equipment	$3,654,212	$2,618,484	$1,035,728
Leasehold improvements	636,804	461,585	175,219
	$4,291,016	$3,080,069	$1,210,947

6. Intangible Assets
		Accumulated	Net book
	Cost	amortization	value
June 30, 2006
Patents	$1,697,471	$548,674	$1,148,797
Trademarks	68,050	9,280	58,770
Customer agreements	179,960	58,896	121,064
Software development costs	10,831,903	8,348,957	2,482,946
	$12,777,384	$8,965,807	$3,811,577
December 31, 2005
Patents	$1,596,673	$451,616	$1,145,057
Trademarks	62,950	5,723	57,227
Customer agreements	166,473	36,321	130,152
Software development costs	9,581,903	7,688,289	1,893,614
Ministry registration and assistant programs	135,742	–	135,742
Curriculum	134,590	–	134,590
Contracts relationship	338,498	–	338,498
	$12,016,829	$8,181,949	$3,834,880

During the three and six month periods ended June 30, 2006, $422,279 and $775,249 (June 30, 2005 – $32,257 and $357,566), respectively, of software development costs were deferred and are being amortized using the straight-line method over a three-year economic life. Amortization for the three month period ended June 30, 2006, includes $189,528 of amortization of deferred software development costs and $39,872 and $9,742, respectively, of amortization of patents and trademarks and customer agreements (June 30, 2005 – $145,666, $41,025 and $10,104, respectively). Amortization for the six month period ended June 30, 2006, includes $361,575 of amortization of deferred software development costs and $78,213 and $19,024, respectively, of amortization of patents and trademarks and customer agreements (June 30, 2005 – $287,961, $80,276 and $20,309, respectively).

The following is the estimated amortization expense of intangible assets for each of the next five years:

2006	$ 1,246,322
2007	1,243,371
2008	817,123
2009	391,454
2010	122,386
Total	$ 3,820,656

18 Second Quarter Interim Report

notes to the consolidated financial statements
For the three and six months ended June 30, 2006 and 2005
(All amounts expressed in United States of America dollars except share amounts) (unaudited)

7. Share Capital

Stock purchase warrants

On July 16, 2004, the Company completed a private placement of 3,636,364 units priced at CDN$2.75 per unit for net proceeds of $6,926,836. Each unit consists of one share of the Company's stock and one-half of a stock purchase warrant. Each whole stock purchase warrant is exercisable into one share of the Company's stock on or before July 16, 2006 (see note 13), at an exercise price of CDN$3.25 per share. At June 30, 2006, 290,200 (December 31, 2005 – 290,200) of these stock purchase warrants are outstanding. As part of the consideration for services rendered by an agent related to this private placement, the Company issued 218,182 stock purchase warrants with each warrant exercisable through the purchase of one common share at a price of CDN$3.25. The warrants were exercisable immediately and expire if unexercised on July 16, 2006 (see note 13). At June 30, 2006, 68,182 (December 31, 2005 – 68,182) of these stock purchase warrants are outstanding. The Company accounted for the 218,182 stock purchase warrants in accordance with SFAS No. 123 and recognized as common share issue costs of $141,048, calculated by using the Black-Scholes option pricing model. Under the terms of the private placement, the units sold in the private placement are subject to statutory restrictions on resale, including hold periods.

On June 19, 2003, the Company completed a private placement of 1,000,000 units priced at $2 per unit for net proceeds of $1,968,610. Each unit consists of one share of the Company's stock and one-half of a stock purchase warrant. Each whole stock purchase warrant is exercisable into one share of the Company's stock on or before May 31, 2006, at an exercise price of $2.25 per share. Under the terms of the private placement, the units sold in the private placement are subject to statutory restrictions on resale, including hold periods. On May 31, 2006, the 495,000 outstanding stock purchase warrants expired unexercised (December 31, 2005, 495,000 stock purchase warrants were outstanding).

Stock options and restricted stock units

At June 30, 2006, the Company maintained a Stock Option Plan for all directors, officers, employees and consultants of the Company.

Under the terms of the Stock Option Plan, options and RSU's may be granted at the discretion of the Board of Directors. The option price equals the closing price of the Company's shares on the day preceding the date of grant. The options and RSU's are not assignable, vest at the discretion of the Board of Directors, and expire, at maximum, after the tenth anniversary of the date of grant.

During the three and six months ended June 30, 2006, nil and nil, respectively, stock options were exercised. In the same two periods in 2005, 14,000 and 257,567, respectively, stock options were exercised for proceeds of $39,719 and $639,665, respectively. During the three and six months ended June 30, 2006, 1,094,000 and 1,123,000, respectively, stock options were granted by the Company (June 30, 2005 – 404,500 and 579,375, respectively). As at June 30, 2006 and December 31, 2005, the Company has a total of 4,412,518 and 4,106,487 outstanding options, respectively, which expire over a period of one to five years.

During the three and six months ended June 30, 2006, 403,562 and 403,562, respectively, restricted stock units were exercised (June 30, 2005 – nil and nil, respectively), for proceeds of nil and nil, respectively. In the three and six month periods ended June 30, 2006, 87,468 and 87,468, respectively, RSU's were granted by the Company (June 30, 2005, nil and nil, respectively). As at June 30, 2006 and December 31, 2005, 62,477 and 378,571 RSU's, respectively, were outstanding. The RSU's vest upon granting, expire five years from the date of grant, are granted and issued without performance criteria attached and at no cost to the grantee.

Since inception of the Stock Option Plan in 1993, shareholders have approved resolutions reserving a total of 12,915,000 common shares for issuance under the plan of which 500,000 are issuable as RSU's. At June 30, 2006, the Company had 635,577 common shares and nil RSU's (December 31, 2005 – 1,257,702 common shares and 87,468 RSU's) remaining reserved for possible future allocation under the plan.

Zi Corporation 2006 19

notes to the consolidated financial statements
For the three and six months ended June 30, 2006 and 2005
(All amounts expressed in United States of America dollars except share amounts) (unaudited)

Stock option, RSU activity and related information for the three and six months ended June 30, 2006 are as follows:

	Shares	Weighted	Weighted
	under options	average	average remaining	Aggregate
Three months ended June 30, 2006	and RSU's	exercise price	contractual life	intrinsic value
Outstanding, beginning of period	3,900,737	$3.56
Granted	1,181,468	1.65
Exercised	(403,562)	–
Forfeited	(46,958)	(3.89)
Expired	(219,167)	(7.21)
Outstanding, end of period	4,412,518	$3.23	3.01 Years	$76,295
Exercisable, end of period	3,330,144	$3.65	2.52 Years	$76,295
Weighted-average fair value of stock options granted during the period				$1.12

	Shares	Weighted	Weighted
	under options	average	average remaining	Aggregate
Six months ended June 30, 2006	and RSU's	exercise price	contractual life	intrinsic value
Outstanding, beginning of period	4,106,487	$3.82
Granted	1,210,468	1.62
Exercised	(403,562)	–
Forfeited	(49,208)	(3.83)
Expired	(451,667)	(7.49)
Outstanding, end of period	4,412,518	$3.23	3.01 Years	$76,295
Exercisable, end of period	3,330,144	$3.65	2.52 Years	$76,295
Weighted-average fair value of stock options granted during the period				$1.09

			Three months ended	Six months ended
			June 30, 2006	June 30, 2006
Risk free interest rate			3.89% – 4.23%	3.89% – 4.23%
Expected term in years			1.0 – 4.0	1.0 – 4.0
Expected dividend yield			0%	0%
Weighted average volatility			92%	92%
Expected volatility			78% to 102%	78% to 102%

20 Second Quarter Interim Report

notes to the consolidated financial statements
For the three and six months ended June 30, 2006 and 2005
(All amounts expressed in United States of America dollars except share amounts) (unaudited)

		Weighted average
	Shares	grant date
Three months ended June 30, 2006	under options	fair value
Unvested, beginning of period	139,833	$1.96
Granted	1,181,468	1.12
Vested	(236,427)	(1.37)
Forfeited	(2,500)	(1.08)
Unvested, end of period	1,082,374	$1.17

		Weighted average
	Shares	grant date
Six months ended June 30, 2006	under options	fair value
Unvested, beginning of period	116,166	$2.31
Granted	1,210,468	1.09
Vested	(241,760)	(1.32)
Forfeited	(2,500)	(1.08)
Unvested, end of period	1,082,374	$1.17

Under the terms of Archer's stock option plan, approved by Archer's Board of Directors, options may be granted at the discretion of the Board of Directors. The option price equals the closing price of the Company's shares on the day preceding the date of grant. The options are not assignable, vest at the discretion of Archer's Board of Directors, and expire, at maximum, after the tenth anniversary of the date of grant. On February 1, 2006, Archer granted 445,000 stock options.

For the three and six month periods ended June 30, 2006, $390,795 and $533,492, respectively, of compensation expense was recognized as part of selling, general and administrative and product research and development costs. Included in this was $47,386 of compensation expense related to Archer issued stock options. The effect of stock compensation expense on the Company's loss before income tax and net loss for the three and six month periods ended June 30, 2006, was to increase each by $0.01 and $0.01, respectively, per basic and diluted share. As of June 30, 2006, there was $1,113,029 of total unrecognized compensation cost related to unvested share-based compensation arrangements granted under the Company's stock option plans. That cost is expected to be recognized over a weighted-average period of 3.01 years. The total fair value of shares vested during the three and six months ended June 30, 2006 was $324,341 and 320,266, respectively.

8. Equity Interest in Significantly Influenced Companies

The Company holds a 45.2 percent interest in Archer received through a series of transactions as discussed in note 4. The Company has recognized its proportionate share of the loss of Archer operations for the three month period ended June 30, 2006, and for the period between March 1, 2006 and June 30, 2006, in the amount of $176,366 and $245,268, respectively, and appropriately reduced its investment in Archer by the same amounts. As at June 30, 2006, the Company held 6,140,000 shares of Archer. Archer is a private company and as such the Company is unable to determine a fair value for this investment.

MLG ceased operations in July 2005 due to a substantial slow down in operations, its inability to raise sufficient capital and successfully market the company's product line. MLG has retained legal counsel to commence voluntary liquidation and wind down procedures. The Company does not expect any recovery of funds from this process and had previously provided for impairment of amounts due from MLG. The Company holds a 40.42 percent (as calculated from MLG's Form 10-K dated December 31, 2004) interest in MLG, received upon the disposition of Magic Vision Media on November 7, 2002. At June 30, 2006, the Company held 29,750,000 shares of MLG with a par value of $0.01 per share and a fair market value of nil. The Company's proportionate share of the loss from MLG operations for the three and six months ended June 30, 2006, has not been recognized as the carrying value of the investment in MLG is nil and the Company has no commitment to fund this loss. The Company's unrecorded share of the loss from MLG's operations between November 8, 2002 and December 31, 2004 is $7,445,161. The Company is unable to report a more recent unrecorded share of the loss as MLG has not provided a more recent financial position.

In April 2005, the Company advanced $250,000 under a secured loan agreement to MLG, which has been provided for.

Zi Corporation 2006 21

notes to the consolidated financial statements
For the three and six months ended June 30, 2006 and 2005
(All amounts expressed in United States of America dollars except share amounts) (unaudited)

9. Income Taxes

Substantially all of the Company's activities are carried out through operating subsidiaries in several countries. The income tax effect of operations depends on the tax legislation in each country and operating results of each subsidiary and the parent company.

For the three and six month periods ended June 30, 2006, Huayu Zi made a provision for income taxes payable as a result of no longer having prior years' tax losses available and the uncertainty associated with qualifying for statutory tax relief. The Company has included for the three and six month periods ended June 30, 2006 income tax expense of $163,196 and $533,510, respectively (for the three and six month periods ended June 30, 2005 – $330,809 and $330,809, respectively).

10. Contingent Liabilities and Guarantees

Commencing on March 11, 2005, the Board of Regents of the University of Texas System filed federal lawsuits against numerous alleged infringers of U.S. Patent No. 4,674,112 in the U.S. District Court for the Western District of Texas, Austin Division, including certain of the Company's licensees. The Company is not named in any of the actions. Zi has not assumed any liability for indemnity pursuant to its customer license agreements, or at all. The Company has, however, assumed the defense of this claim on behalf of its customers. The action is ongoing and will result in the Company, at its will, incurring defense costs on behalf of its named clients.

On November 18, 2005, the former President and Chief Executive Officer of the Company (the "Plaintiff") filed a wrongful termination lawsuit against the Company in the Court of Queen's Bench of Alberta, Judicial District of Calgary. The Plaintiff was the President and Chief Executive Officer of Zi for the period from July 23, 2003 to May 26, 2005, when he submitted his resignation. On December 9, 2005, the Company filed its Statement of Defense and Counterclaim, denying the Plaintiff's claims. In March 2006, the Company settled with the Plaintiff, consistent with the terms of his employment contract. The Company had accrued sufficient settlement costs related to this lawsuit as of December 31, 2005.

On December 4, 2003, the Company commenced a legal action against former legal counsel in respect of, among other things, their representation of the Company in a lawsuit, the outcome of which was unfavorable to the Company. As part of its defense, prior counsel filed a cross complaint against the Company for $1.1 million in unpaid legal fees and costs, which has been accrued by the Company in its financial statements. On April 6, 2005, the Company settled this litigation. The Company has recorded a gain of $1,415,616 in the three month period ended June 30, 2005.

From time to time, the Company is involved in other claims in the normal course of business. Management assesses such claims and where it is not probable to result in a material exposure and where the amount of the claim is quantifiable, provisions for loss are made based on management's assessment of the likely outcome. The Company does not provide for claims that are unlikely to result in a significant loss, claims for which the outcome is not determinable or claims where the amount of the loss cannot be reasonably estimated. Any settlements or awards under such claims are provided for when reasonably determinable.

11. Segmented Information

Zi Corporation develops software designed to enhance the usability of mobile and consumer electronic devices through its Zi Technology business segment. Zi Corporation has a singular focus: to make mobile devices smarter and easier to use. Zi makes "intelligent interfaces" – software products that simplify data entry and interaction on communications devices. The result is richer, more personalized interaction for quicker, easier communication in 54 different language databases for use around the world.

Zi's product portfolio includes five products. eZiTap combines the power of predictive texting and automatic vocabulary learning with the familiarity and flexibility of multi-tap input. eZiTap is ideal for the youth market in which multi-tap is used to create unique and fun vocabulary and texting shortcuts. eZiType is a comprehensive predictive text entry product for mobile email users. Ideal for keyboard-based mobile devices such as smartphones, PDAs and gaming consoles, eZiType improves the mobile email user's text entry experience by enhancing typing speed and spelling accuracy. eZiText provides fast, efficient, predictive one-touch entry and word completion, enhanced with the interactive learning and personalization of a user's own language patterns and behavior. Qix is a new service discovery engine that provides a quick and easy method for accessing a phone's full set of features, applications and services without having to remember where and how to find them via the traditionally structured menu system. Decuma is a new interactive handwriting input product from Zi that mimics how humans write with pen on paper – naturally and efficiently – in a broad range of languages. Revenues are reported under the contracting Zi subsidiary's country of residence.

22 Second Quarter Interim Report

notes to the consolidated financial statements
For the three and six months ended June 30, 2006 and 2005
(All amounts expressed in United States of America dollars except share amounts) (unaudited)

Through its e-Learning business segment which includes equity interests in Archer and MLG, the Company is indirectly involved in e-Learning technology, content and customer service, educational content and distribution channels to offer learning management systems and interactive online courses and network education solutions to meet diverse client requirements. Archer also provides personal and organizational teaching and learning through Canadian based schools (see notes 4 and 8).

Other includes unallocated segment expenses such as legal fees, public company costs, interest and other income and head office costs. The accounting policies of each of the business segments are the same as those described in note 3.

The Company's primary operations are located in North America. The Company operates three reportable business segments in four reportable geographic segments:

							Operating profit
		Revenue					(loss), before
	License and	Other				Other operating	interest and
Three months ended June 30	implementation fees	product		Total	Amortization	expenses	other income
2006
Zi Technology	$2,683,912	$–		$2,683,912	$317,320	$4,121,046	$(1,754,454)
e-Learning	–	–		–	–	–	–
Corporate	–	–		–	42,379	964,971	(1,007,350)
Total	$2,683,912	$–		$2,683,912	$359,699	$5,086,017	$(2,761,804)
Interest expense and interest and other income							70,297
Loss before income taxes							$(2,691,507)
2005
Zi Technology	$2,937,341	$–		$2,937,341	$239,859	$2,879,396	$(181,914)
e-Learning	–	206,922		206,922	894	404,140	(198,112)
Corporate	–	–		–	44,543	(502,321)	457,778
Total	$2,937,341	$206,922		$3,144,263	$285,296	$2,781,215	$77,752
Interest expense and interest and other income							72,213
Loss before income taxes							$149,965

							Operating profit
		Revenue					(loss), before
	License and	Other				Other operating	interest and
Six months ended June 30	implementation fees	product		Total	Amortization	expenses	other income
2006
Zi Technology	$5,825,798	$–	$	$ 5,825,798	$587,441	$7,546,656	$(2,308,299)
e-Learning	–	555,523		555,523	2,311	953,063	(399,851)
Corporate	–	–		–	92,771	1,910,771	(2,003,542)
Total	$5,825,798	$555,523	$	$ 6,381,321	$682,523	$10,410,490	$(4,711,692)
Interest expense and interest and other income							174,880
Loss before income taxes							$(4,536,812)
2005
Zi Technology	$5,629,728	$–		$5,629,728	$472,809	$5,913,442	$(756,523)
e-Learning	–	384,596		384,596	1,059	854,307	(470,770)
Corporate	–	–		–	88,708	224,963	(313,671)
Total	$5,629,728	$384,596		$6,014,324	$562,576	$6,992,712	$(1,540,964)
Interest expense and interest and other income							176,821
Loss before income taxes							$(1,364,143)

Zi Corporation 2006 23

notes to the consolidated financial statements
For the three and six months ended June 30, 2006 and 2005
(All amounts expressed in United States of America dollars except share amounts) (unaudited)

	June 30, 2006			December 31, 2005
	Capital and		Identifiable	Capital and		Identifiable
	intangible assets	Other assets	assets	intangible assets	Other assets	assets
Zi Technology	$4,596,859	$5,968,328	$10,565,187	$3,855,682	$6,036,312	$9,891,994
e-Learning	–	462,360	462,360	795,559	833,102	1,628,661
Corporate	325,173	3,978,352	4,303,525	394,586	10,489,264	10,883,850
Total	$4,922,032	$10,409,040	$15,331,072	$5,045,827	$17,358,678	$22,404,505

						Operating profit
	Revenue					(loss), before
	License and	Other			Other operating	interest and
Three months ended June 30	implementation fees	product	Total	Amortization	expenses	other income
2006
Canada	$1,217,150	$–	$1,217,150	$272,698	$2,990,586	$(2,046,134)
China	1,158,054	–	1,158,054	40,209	957,240	160,605
USA	244,299	–	244,299	1,548	804,892	(562,141)
Sweden	64,409	–	64,409	41,645	318,085	(295,321)
Other	–	–	–	3,599	15,214	(18,813)
Total	$2,683,912	$–	$2,683,912	$359,699	$5,086,017	$(2,761,804)
Interest expense and interest and other income						70,297
Loss before income taxes						$(2,691,507)
2005
Canada	$1,096,835	$211	$1,097,046	$218,220	$699,696	$179,130
China	1,484,343	206,711	1,691,054	16,107	1,206,246	468,701
USA	281,714	–	281,714	3,747	563,681	(285,714)
Sweden	74,449	–	74,449	43,623	314,871	(284,045)
Other	–	–	–	3,599	(3,279)	(320)
Total	$2,937,341	$206,922	$3,144,263	$285,296	$2,781,215	$77,752
Interest expense and interest and other income						72,213
Loss before income taxes						$149,965

24 Second Quarter Interim Report

notes to the consolidated financial statements
For the three and six months ended June 30, 2006 and 2005
(All amounts expressed in United States of America dollars except share amounts) (unaudited)

							Operating profit
	Revenue						(loss), before
	License and	Other				Other operating	interest and
Six months ended June 30	implementation fees	product	Total	Amortization		expenses	other income
2006
Canada	$2,830,692	$378,230	$3,208,922	$533,286	$	$ 6,646,958	$(3,971,322)
China	2,401,804	177,293	2,579,097	57,721		1,822,601	698,775
USA	450,142	–	450,142	3,111		1,259,094	(812,063)
Sweden	143,160	–	143,160	81,207		632,019	(570,066)
Other	–	–	–	7,198		49,818	(57,016)
Total	$5,825,798	$555,523	$6,381,321	$682,523		$10,410,490	$(4,711,692)
Interest expense and interest and other income							174,880
Loss before income taxes							$(4,536,812)
2005
Canada	$2,226,104	$1,935	$2,228,039	$434,639		$2,547,651	$(754,251)
China	2,676,388	382,661	3,059,049	28,721		2,526,489	503,839
USA	598,611	–	598,611	7,553		1,227,194	(636,136)
Sweden	128,625	–	128,625	84,465		673,591	(629,431)
Other	–	–	–	7,198		17,787	(24,985)
Total	$ $ 5,629,728	$384,596	$6,014,324	$562,576		$6,992,712	$(1,540,964)
Interest expense and interest and other income							176,821
Loss before income taxes							$(1,364,143)

	June 30, 2006			December 31, 2005
	Capital and		Identifiable	Capital and			Identifiable
	intangible assets	Other assets	assets	intangible assets		Other assets	assets
Canada	$3,105,584	$4,908,279	$8,013,863	$3,534,976		$11,044,847	$14,579,823
China	239,023	5,101,169	5,340,192	198,330		5,181,836	5,380,166
USA	19,625	207,311	226,936	26,860		535,127	561,987
Sweden	1,471,423	185,852	1,657,275	1,192,086		579,669	1,771,755
Other	86,377	6,429	92,806	93,575		17,199	110,774
Total	$4,922,032	$10,409,040	$15,331,072	$5,045,827		$17,358,678	$22,404,505

Zi Corporation 2006 25

notes to the consolidated financial statements
For the three and six months ended June 30, 2006 and 2005
(All amounts expressed in United States of America dollars except share amounts) (unaudited)

12. Supplemental Financial Information

Accrued liabilities

The following items are included in the accounts payable and accrued liabilities balance:

Accounts payable and accrued liabilities	June 30, 2006	December 31, 2005
Compensation	$1,087,051	$1,275,824
Withholding tax and income taxes payable	1,037,475	1,058,127
Trade accounts payable	755,879	1,529,348
Accounting and other compliance	235,104	311,251
Litigation and legal	211,968	255,866
Other accrued liabilities	29,313	117,309
Total	$3,356,790	$4,547,725

Non-cash working capital

The following balances are included as part of non-cash working capital:
	Three Months Ended June 30,		Six Months Ended June 30,
	2006	2005	2006	2005
Accounts receivable	$703,033	$(633,739)	$1,208,680	$2,088,815
Prepayments and deposits	(302,887)	(234,535)	(154,724)	(71,228)
Accounts payable and accrued liabilities	235,045	(1,316,327)	(327,592)	(326,142)
Deferred revenue	(661,713)	(397,627)	(1,127,002)	(1,160,143)
Decrease (increase) in non-cash working capital	$(26,522)	$(2,582,228)	$(400,638)	$531,302

Loss per share

For the three and six months ended June 30, 2006, all stock options, RSU's, warrants and performance based escrowed shares in the amount of 4,770,900 have been excluded in the calculation of diluted loss per share as they are anti-dilutive (June 30, 2005 – 5,773,870).

13. Subsequent Events

On July 16, 2006, 358,382 stock purchase warrants, issued in relation to the private placement that was completed on July 16, 2004 (see note 7), expired.

14. Reclassification

Certain amounts have been reclassified to conform with the presentation adopted in the current period.

26 Second Quarter Interim Report

     corporate information

Directors	Additional information is available on the Company's
Derrick R. Armstrong	website or by contacting:
Director
Investor Relations
Howard R. Balloch	T	403.233.8875
Director	F	403.233.8878
	E	investor@zicorp.com
Milos Djokovic	W	www.zicorp.com
Director
Banker
Donald Hyde	HSBC Bank Canada
Director
Legal Counsel
Michael E. Lobsinger	Borden Ladner Gervais LLP
Director	Barristers and Solicitors

Thompson MacDonald	Auditor
Director	Deloitte & Touche LLP

Michael Mackenzie	Transfer Agent
Director	Olympia Trust Company

Donald P. Moore	Stock Exchange Listing
Director	Nasdaq: ZICA
Toronto Stock Exchange: ZIC
Richard D. Tingle
Chairman of the Board

Senior Management Team
Milos Djokovic
President and Chief Executive Officer

Dale Kearns
Chief Financial Officer

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